Gmarket Reports First Quarter 2008 Financial Results
Exhibit 99.1
•	Revenues increased to Won 64.6 billion ($65.4 million), up 35% year-over-year

•	Operating income increased to Won 10.3 billion ($10.4 million), up 89% year-over-year
Seoul, South Korea, April 30, 2008 — Gmarket Inc. (NASDAQ: GMKT) (“Gmarket”) announced today its financial and operating results for the first quarter ended March 31, 2008.
Gmarket reported total revenues of Won 64.6 billion ($65.4 million) for the first quarter of 2008, representing a 35% increase from total revenues of Won 48.1 billion for the first quarter of 2007.
The Company’s gross merchandise value (“GMV”), which represents the total value of all items sold on Gmarket’s website, increased by 29% to Won 933.4 billion ($944.2 million) for the first quarter of 2008 compared to Won 723.0 billion for the same period in 2007. Transaction fee revenues for the first quarter of 2008 were Won 36.8 billion ($37.2 million), representing a 22% increase from Won 30.3 billion for the first quarter in 2007. Advertising and other non-transaction revenues for the first quarter of 2008 were Won 27.8 billion ($28.2 million), representing a 56% increase from Won 17.8 billion for the same period in 2007.
Operating income for the first quarter of 2008 was Won 10.3 billion ($10.4 million), representing an 89% increase from Won 5.5 billion for the same period in 2007.
Net income for the first quarter of 2008 was Won 10.3 billion ($10.4 million), representing a 55% increase from Won 6.7 billion for the same period in 2007. Earnings per diluted share for the first quarter of 2008 increased to Won 204 or, $0.21, up from Won 132 for the same period in 2007.
“We are off to a good start in 2008,” said Young Bae Ku, Chief Executive Officer of Gmarket. “In the first quarter, we achieved record-high operating income and solid revenue growth in a typically slow period as compared to the fourth quarter. We believe that these results reflect our strong market position and have put us on track for another successful year.”
During the first quarter of 2008, the Company’s registered user base grew to approximately 14.3 million from 13.7 million registered users at the end of the fourth quarter of 2007. In addition, the Company averaged 18.0 million monthly unique visitors in the first quarter of 2008, compared to 16.9 million unique visitors during the first quarter of 2007.
Investor Conference Call / Webcast Details
The Company’s management will review detailed first quarter 2008 results on Tuesday, April 29, 2008 at 6:00 p.m. U.S. Eastern Time (7:00 a.m., April 30, 2008 in Seoul, South Korea). A live webcast of the conference call will be available on Gmarket’s website at www.gmarket.co.kr/IR/.

Dial-in details for the conference call are as follows:
US: +1 800 295 3991 or +1 617 614 3924
Hong Kong: +852 3002 1672
Singapore: +65 6823 2164
U.K.: +44 207 365 8426
Korea: +82 00 308 13 1153
Password for all regions: Gmarket
A replay of the call will be available beginning April 29 at 9:00 p.m. U.S. Eastern Time (10:00 a.m., April 30, 2008 in Seoul) at www.gmarket.co.kr/IR/ and by telephone at +1 888 286 8010 or +1 617 801 6888 with passcode 46625355 (telephone replay available through 10:59 a.m. on May 7, 2008 U.S. Eastern Time (11:59 p.m., May 7, 2008 in Seoul)).
Notes: (1) The Dollar amounts provided in this release are based on an exchange rate of Won 988.60 to US$1.00, which is the noon buying rate in effect on March 31, 2008 as quoted by the Federal Reserve Bank of New York. (2) GMV should not be construed as an alternative to revenues or any other measure of performance determined in accordance with U.S. GAAP. Other companies may determine GMV in a different manner than Gmarket does.
About Gmarket
Gmarket Inc. is a leading retail e-commerce marketplace in Korea, offering buyers a wide selection of products at competitive prices and sellers a comprehensive and flexible sales solution. Gmarket’s e-commerce marketplace is highly scalable and facilitates the sale of products in small or large quantities to a large number of potential buyers in a convenient, cost effective and secure manner. Gmarket’s e-commerce marketplace is located primarily at www.gmarket.co.kr.
Safe Harbor Under the Private Securities Litigation Reform Act of 1995
Certain statements in this filing on Form 6-K may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project,” “continue,” “plan” or “predict” or the negative thereof or other similar words, although not all forward-looking statements will contain these words. These forward-looking statements are based on the Company’s current assumptions, expectations and projections about future events. All forward-looking statements involve risks and uncertainties that may cause the Company’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including, but not limited to, the Company’s ability to diversify revenues; the Company’s ability to compete effectively in a highly competitive industry; the Company’s ability to anticipate and access technological developments in the Company’s industry; the Company’s ability to recruit and retain quality employees as the Company grows; the Company’s ability to implement the Company’s growth strategies; and

economic and political conditions in and outside of Korea. Investors should consider the information contained in the Company’s submissions and filings with the SEC, including the Company’s registration statement on Form F-1, as amended, together with such other documents as the Company may submit to or file with the SEC from time to time, including on Forms 20-F and 6-K. The forward-looking statements speak only as of this filing on Form 6-K and the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.
Contacts
Paul J. Lee
Gmarket Inc.
+82-2-3016-4372
plee@gmarket.co.kr
In the U.S.
Tyler Wilson
The Ruth Group
+1-646-536-7018
twilson@theruthgroup.com

GMARKET INC.
UNAUDITED BALANCE SHEETS
(in millions of Korean Won and in thousands of US dollars)

	December 31,		March 31,		March 31,
	2007		2008		2008
Assets
Current assets:
Cash and cash equivalents	~~W~~	48,367	~~W~~	57,407	$58,069
Cash on deposit		190,000		201,500	203,824
Restricted cash		8,110		10,100	10,216
Accounts receivable, net		52,565		53,154	53,767
Other current assets		8,120		8,990	9,093

Total current assets		307,162		331,151	334,969
Property and equipment, net		23,577		24,026	24,303
Other assets		6,305		7,058	7,140

Total assets	~~W~~	337,044	~~W~~	362,235	$366,412

Liabilities and Shareholders’ Equity
Current liabilities:
Amounts payable to sellers	~~W~~	147,300	~~W~~	159,724	$161,566
Accounts payable		22,727		21,893	22,146
Deferred revenue and advances		5,196		5,751	5,817
Loyalty program reserves		8,619		9,077	9,182
Other current liabilities		8,336		9,495	9,603

Total current liabilities		192,178		205,940	208,314
Other liabilities		3,268		3,884	3,928

Total liabilities		195,446		209,824	212,242

Shareholders’ equity:
Common shares		4,975		4,978	5,036
Additional paid-in capital		88,080		88,569	89,590
Retained earnings		48,543		58,864	59,544

Total shareholders’ equity		141,598		152,411	154,170

Total liabilities and shareholders’ equity	~~W~~	337,044	~~W~~	362,235	$366,412

GMARKET INC.
UNAUDITED STATEMENTS OF INCOME
(in millions of Korean Won and in thousands of US dollars, except per share data)

	Three Months Ended March 31,
	2007		2008		2008
Revenues:
Transaction fees	~~W~~	30,237	~~W~~	36,813	$37,237
Advertising and other		17,814		27,836	28,158

Total revenues		48,051		64,649	65,395
Costs and expenses:
Cost of revenues		25,595		34,120	34,513
Sales and marketing		12,247		12,925	13,074
General and administrative		4,759		7,288	7,373

Total costs and expenses		42,601		54,333	54,960

Operating income		5,450		10,316	10,435
Other income :
Interest income		2,053		3,143	3,179
Others, net		74		133	135

Income before income tax expenses		7,577		13,592	13,749
Income tax expenses		898		3,271	3,309

Net income	~~W~~	6,679	~~W~~	10,321	$10,440

Net income per share — basic	~~W~~	135	~~W~~	207	$0.21
Net income per share — diluted		132		204	0.21
Weighted average number of shares — basic		49,506,210		49,752,548	49,752,548
Weighted average number of shares — diluted		50,529,648		50,613,952	50,613,952

GMARKET INC.
UNAUDITED STATEMENTS OF CASH FLOWS
(in millions of Korean Won and in thousands of US dollars)

	Three Months Ended March 31,
	2007		2008		2008
Cash flows from operating activities:
Net income	~~W~~	6,679	~~W~~	10,321	$10,440
Adjustments
Depreciation and amortization		1,471		2,129	2,153
Stock-based compensation expense		237		470	475
Provision for bad debt		51		133	135
Provision for severance benefits		418		688	696
Deferred tax assets		(455)		4	4
Provision for loyalty program reserves		844		1,383	1,399
Others, net		5		5	6
Changes in operating assets and liabilities
Accounts receivable		(590)		(722)	(730)
Amounts payable to sellers		5,694		12,424	12,567
Accounts payable		(2,625)		(834)	(844)
Deferred revenue and advances		446		554	561
Other current assets		(735)		(933)	(944)
Other current liabilities		1,464		236	239
Payment of accrued severance benefits		(26)		(79)	(80)

Net cash provided by operating activities		12,878		25,779	26,077

Cash flows from investing activities:
(Increase) in cash on deposit, net		(7,420)		(11,500)	(11,633)
(Increase) in restricted cash, net		(110)		(1,990)	(2,013)
Purchase of property and equipment		(2,433)		(2,564)	(2,593)
Decrease (Increase) in other assets, net		109		(708)	(717)

Net cash used in investing activities		(9,854)		(16,762)	(16,956)

Cash flows from financing activities:
Issuance of common shares, net		—		23	23

Net cash provided by financing activities		—		23	23

Net increase in cash and cash equivalents		3,024		9,040	9,144

Cash and cash equivalents
Beginning of year		34,930		48,367	48,925

End of period	~~W~~	37,954	~~W~~	57,407	$58,069

GMARKET INC.
UNAUDITED SUPPLEMENTAL OPERATING DATA

	2007				2008
	1Q	2Q	3Q	4Q	1Q
G M V (in billions of Won)[1]	723.0	780.0	775.6	970.0	933.4

Registered Users[2] (000)	11,754	12,408	12,981	13,674	14,260

Average Monthly Unique Visitors[3] (000)	16,931	17,581	17,925	18,712	18,036

1.	Represents the aggregate value of all products sold on the Company’s website for the period. GMV is commonly used in the e-commerce industry to measure a company’s operating performance as transaction fees depend in part on GMV. GMV should not be construed as an alternative to any measure of performance determined in accordance with U.S. GAAP. Other companies may determine GMV in a different manner to Gmarket.

2.	Registered Users include both buyers and sellers who have registered with the Company as of the end of the period.

3.	Average monthly unique visitors represents the average number of monthly unique visitors to the Company’s website during the period, measured and announced by Metrix Corporation, a Korean Internet research company. Other research companies’ results may differ.